UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December 2002

                  GRUPO AEROPORTUARIO DEL SURESTE S.A. DE C.V.
                            (SOUTHEAST AIRPORT GROUP)
--------------------------------------------------------------------------------
                 (Translation of Registrant's Name Into English)

                                     Mexico
--------------------------------------------------------------------------------
                 (Jurisdiction of incorporation or organization)



                  Blvd. Manuel Avila Camacho, No. 40, 6th Floor
                            Col. Lomas de Chapultepec
                               11000 Mexico, D.F.
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F  x      Form 40-F
                   ---               ---

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes      No   x
             ---      ---

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.)

Contacts:

       ASUR                  ASUR [LOGO OMITTED]       Breakstone & Ruth
Lic. Adolfo Castro       AEROPUERTOS DEL SURESTE         Kay Breakstone
(52) 55-5284-0408                                     Luca Biondolillo
acastro@asur.com.mx                                      (646) 536-7012
                                                  Lbiondohllo@breakstoneruth.com







       ASUR November 2002 Total Passenger Traffic up 11.8% Year over Year

Mexico City, December 9, 2002, Grupo Aeroportuario del Sureste, S.A. de CV. (NYSE: ASR; BMV: ASUR) (ASUR) today announced that total passenger traffic for the month of November 2002 increased by 11.8 percent from the comparable period last year.

Due to the current situation following the events of September 11, 2001, in the U.S., ASUR's management is doing an extraordinary effort to publish passenger traffic figures for the company's airports on a monthly basis to keep investors well informed. Once the situation has normalized, ASUR management expects to return to normal quarterly reporting procedures.

All figures in this announcement reflect comparisons between the 35-day period from October 30 through December 3, 2002, and the equivalent 35-day period last year from October 31 through December 4, 2001. Transit and general aviation passengers are excluded.

        --------------------------------------------------------------------
                        November 2001      November 2002
        --------------------------------------------------------------------
        Cancun             558,051            654,308             17.2
        Cozumel             31,603             29,562             (6.5)
        Huatulco            25,995             22,497            (13.5)
        Merida              82,868             82,011             (1.0)
        Minatitlan          12,278             13,182              7.4
        Oaxaca              43,269             48,578             12.3
        Tapachula           16,388             16,734              2.1
        Veracruz            44,919             46,729              4.0
        Villahermosa        49,462             53,575              8.3
        --------------------------------------------------------------------
        ASUR Total         864,833            967,176             11.8
        --------------------------------------------------------------------

                                    - More -

By week, ASUR's total passenger traffic from October 30 through December 3, 2002 varied year-over-year as follows:


Increased by 4.6 percent for the seven-day period from October 30 through November 5; Increased by 12.5 percent for the seven-day period from November 6 through 12; Increased by 2.8 percent for the seven-day period from November 13 through 19 and Increased by 10.4 percent for the seven-day period from November 20 through 26 Increased by 31.1 percent for the seven-day period from November 27 through December 3.




                        October 30    November 6 To 12    November 13 To    November To 26      November
                        To November                               19                              27 To
                             5                                                                  December
                                                                                                    3
                          7 Days            7 Days              7 Days            7 Days         7 Days
Cancun                       7.2              18.3                6.5             15.0             42.2
Cozumel                    (22.0)             (9.8)             (11.5)            (6.7)            19.6
Huatulco                   (25.6)             11.1              (32.6)            (3.8)            (4.9)
Merida                      (6.8)             (2.3)              (9.4)             0.6             14.9
Minatitlan                  14.9              (1.1)              15.8             (6.1)            16.2
Oaxaca                       5.3              11.5                6.5             15.0             24.7
Tapachula                    2.9               0.2                6.9              1.2             (0.5)
Veracruz                    10.3               2.9                1.6              3.6              2.6
Villahermosa                23.6               5.5                5.9             (0.5)             9.4
-------------------------------------------------------------------------------------------------------------
ASUR Total                     4.6             12.5               2.8             10.4             31.1
-------------------------------------------------------------------------------------------------------------

About ASUR:

Grupo Aeroportuario del Sureste, S.A. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

                                     -ENDS-




           BLVD. AVILA CAMACHO NO.40,6 PISO CDL. LOMAS DE CHAPULTEPEC,
                             C.P. 11000 MEXICO.D.F.
                      TEL. (52)52 84 04 58 FAX (52)52840467

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  Grupo Aeroportuario del Sureste, S.A. de C.V.


                                  By:   /s/ ADOLFO CASTRO RIVAS
                                     -----------------------------------
                                                   Adolfo Castro Rivas
                                                   Director of Finance


Date:    December 10, 2002